November 22, 2011	Stephen M. Klein Attorney sklein@grahamdunn.com

VIA EDGAR

Mr. Marc Thomas

Review Accountant

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Columbia Banking System, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 8, 2011

Response dated October 31, 2011

File No. 000-20288

Dear Mr. Thomas:

This will confirm our telephone conversation of November 21, 2011 wherein I advised you that Columbia intends to submit its’ response to your supplemental comment letter of November 18, 2011 by Friday, December 16, 2011.

Thank you for your cooperation in this matter. Please feel free to call me directly at 206-340-9648 if you have any questions.

Sincerely,

GRAHAM & DUNN PC

/s/ Stephen M. Klein

Stephen M. Klein

SMK/sab

cc:	Mr. Marc Thomas (via email)

Mr. David Irving (via email)

Ms. Melanie Dressel (via email)